# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mill City Ventures III, Ltd, CIK 0001425355
CUSIP: 59982U200
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 1907 WAYZATA BOULEVARD, SUITE 205, WAYZATA, Minnesota (MN), 55391
Date of event which requires filing of this statement: 07/31/2025
Filed by CIK 0001394819
Persons authorized to receive notices and communications: Douglas M. Polinsky, 1907 Wayzata Boulevard, Suite 205, Wayzata, Minnesota (MN), 55391, (952) 479-1920

## Reporting persons
- POLINSKY DOUGLAS MICHAEL (CIK 0001394819): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 551,847; shared voting power 128,915; sole dispositive power 551,847; shared dispositive power 128,915; aggregate amount beneficially owned 680,762 (0.8% of the class)
  Comment: Footnote for entries 7, 9, 11: Includes (i) 301,847 shares of common stock of the issuer held individually and directly by Mr. Polinsky and (ii) 250,000 shares of common stock of the issuer presently exercisable under a non-statutory stock option. Excludes 622,694 shares of common stock exercisable under warrants issued to Mr. Polinsky by the issuer on July 31, 2025. Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, the shares of common stock issuable upon exercise of such warrants are not deemed to be beneficially owned by Mr. Polinsky as they are not exercisable within 60 days of the date of the event which triggered this filing.
  
  Footnote for entries 7, 8, 9, 10, 11: The reported figures are accurate as of the date of the event requiring the filing of this document, and remain accurate as of the date on which this document is filed.
  
  Footnote for entries 8, 10, 11: Consists of 128,915 shares of common stock of the issuer held by Lantern Advisers, LLC ("Lantern"). Lantern is controlled by Mr. Polinsky and Joseph A. Geraci, II, who share voting and dispositive power over the securities held by Lantern and therefore may be deemed to beneficially own the securities held by Lantern. Each of Messrs. Polinsky and Geraci disclaims beneficial ownership of the securities held by Lantern except to the extent of his individual pecuniary interest therein.
  
  Footnote for entry 13: As of the date on which this document is filed, the percentage of common stock of the issuer beneficially owned by Mr. Polinsky is 0.8% based on 81,944,398 shares of common stock of the issuer issued and outstanding, as disclosed in the issuer's Current Report on Form 8-K filed on July 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Name of issuer: Mill City Ventures III, Ltd
Address of issuer's principal executive offices: 1907 WAYZATA BOULEVARD, SUITE 205, WAYZATA, Minnesota (MN), 55391
Comment:
Explanatory Note

On July 27, 2025, Mill City Ventures III, Ltd., a Minnesota corporation (the "issuer") entered into securities purchase agreements (the "Securities Purchase Agreements") with certain investors (the "Purchasers") pursuant to which the issuer agreed to sell and issue to the Purchasers in a private placement offering (the "Offering") an aggregate of (i) 75,881,625 shares of common stock (the "Shares") at an offering price of $5.42 per Share, and (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to an aggregate of 7,144,205 shares of common stock (the "Pre-Funded Warrant Shares") at an offering price of $5.4199 per Pre-Funded Warrant. Each of the Pre-Funded Warrants is exercisable for one share of common stock at an exercise price of $0.0001 per Pre-Funded Warrant Share. The Pre-Funded Warrants are immediately exercisable upon issuance, and may be exercised at any time until all of the Pre-Funded Warrants issued in the Offering are exercised in full. Each Purchaser's ability to exercise its Pre-Funded Warrants is subject to certain beneficial ownership limitations set forth therein. The Offering closed on July 31, 2025 and there were 81,944,398 shares of the issuer's common stock issued and outstanding following the Offering.

This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $0.001 per share, of the issuer, and amends the initial statement on Schedule 13D dated February 17, 2009, Amendment No. 1 to Schedule 13D dated February 16, 2010, Amendment No. 2 to Schedule 13D dated February 14, 2011, Amendment No. 3 to Schedule 13D dated February 17, 2012, and Amendment No. 4 to Schedule 13D dated November 30, 2023 filed by Douglas M. Polinsky (the "reporting person"). This Amendment No. 5, together with the above-noted initial statement and its earlier amendments, are collectively referred to as the "Schedule 13D." Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

This Amendment No.5 is being filed to update the number of shares of common stock of the issuer, and the aggregate percentage of the common stock of the issuer, beneficially owned by the reporting person due to changes in outstanding common stock figures of the issuer resulting from the Offering, prior acquisitions of common stock of the issuer by the reporting person (as previously reported on Form 4 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, together with other filings of the issuer made on Form 10-Q, Form 10-K, and a proxy statement) (and which acquisitions did not require any amendment to the Schedule 13D), and not in connection with a disposition of any common stock by the reporting person.

This Amendment No. 5 is the final amendment to the Schedule 13D and constitutes an exit filing for the reporting person, as the reporting person beneficially owns less than five percent of the common stock of the issuer.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended incorporate the information contained in Item 5(c).

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended incorporate the information contained in Item 5(c).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Amendment No. 5 is incorporated herein by this reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment No. 5 is incorporated herein by this reference.
Transactions in the class effected during the past sixty days: The reporting person effected no transactions during the last 60 days. This Amendment No. 5 is being filed to disclose a material change in Mr. Polinsky's beneficial ownership of shares of common stock of the issuer following the Offering (as described in Item 1), as required under applicable rules.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Mill City Ventures III, Ltd. on July 31, 2025, File No. 001-41472).

## Signatures
- POLINSKY DOUGLAS MICHAEL: /s/ Douglas M. Polinsky, Douglas M. Polinsky/Chief Executive Officer (08/04/2025)